Exhibit 97
Executive Compensation Clawback Policy

The Board of Directors (the “Board”) of East West Bancorp, Inc. (the “Company”) has adopted this Executive Compensation Clawback Policy (the “Policy”), which provides for the recovery of certain Incentive-Based Compensation (as defined below) in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated thereunder (“Rule 10D-1”) and the listing standards (the “Listing Standards”) of the Nasdaq Stock Market (“Nasdaq”) (collectively, the “Applicable Rules”).
1.Administration
Except as specifically set forth herein, this Policy shall be administered by the Compensation and Management Development Committee of the Board (the “Committee”). The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Any determinations made by the Committee shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Committee is authorized and directed to consult with the full Board as may be necessary or appropriate as to matters within the scope of Committee’s responsibility and authority. Notwithstanding the foregoing, the Board may, from time to time, exercise discretion to administer and interpret this Policy, in which case all references herein to the Committee shall be deemed to refer to the Board.
Subject to any limitation at applicable law, the Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).
2.Definitions
As used in this Policy, the following definitions shall apply:
A.“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that corrects an error that is not material to previously issued financial statements but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
Changes to financial statements that do not constitute an Accounting Restatement include retroactive: (i) application of a change from one generally accepted accounting principle to another generally accepted accounting principle; (ii) revisions to reportable segment information due to a change in internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; and (v) revisions for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.
B.“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement (“Restatement Date”), as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The “Restatement Date” is the earlier to occur of: (i) the date that the Board, applicable Board committee, or Company officer authorized to take action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare the Accounting Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare the Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.
C.“Covered Executives” means the Company’s current and former executive officers, as determined by the Committee in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards.
D.“Excess Awarded Compensation” has the meaning set forth in Section 5 of this Policy.

E.“Financial Reporting Measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, or any measure derived wholly or in part from such measure and (ii) stock price and total shareholder return. A Financial Reporting Measure needs not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission (the “SEC”).
F.“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is deemed to be “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.
3.Covered Executives; Incentive-Based Compensation
This Policy applies to Incentive-Based Compensation received by a Covered Executive (a) after beginning service as a Covered Executive; (b) if that person served as a Covered Executive at any time during the Applicable Period for such Incentive-Based Compensation; and (c) while the Company had a listed class of securities on a national securities exchange or a national securities association.
4.Recoupment of Excess Awarded Compensation in the Event of an Accounting Restatement
In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recoup the amount of any Excess Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 5 hereof, during the Applicable Period. Recovery of Excess Awarded Compensation under this Policy is on a “no fault” basis, meaning that it will occur regardless of whether the Covered Executive engaged in misconduct or was otherwise directly or indirectly responsible, in whole or in part, for the Accounting Restatement.
5.Excess Awarded Compensation: Amount Subject to Recovery
The amount of “Excess Awarded Compensation” subject to recovery under the Policy, as determined by the Committee, is the amount of Incentive-Based Compensation received by the Covered Executive during the Applicable Period that exceeds the amount of Incentive-Based Compensation that otherwise would have been received by the Covered Executive had it been determined based on the restated financial statements. Excess Awarded Compensation shall be computed by the Committee without regard to any taxes paid by the Covered Executive in respect of the Excess Awarded Compensation. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount to be recovered is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the amount to be recovered shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return, as applicable, and the Company will maintain and provide to Nasdaq the documentation of the determination of such reasonable estimate if so required by the Applicable Rules.
6.Method of Recoupment
The Committee shall determine, in its sole discretion, the method for promptly recouping Excess Awarded Compensation hereunder, which may include, without limitation, (a) seeking reimbursement of all or part of any cash or equity-based award, (b) canceling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) canceling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. At the direction of the Committee, the Company shall take all actions reasonable and appropriate to recover Excess Awarded Compensation from any applicable Covered Executive, and such Covered Executive shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Excess Awarded Compensation in accordance with this Policy.
The Committee may determine that repayment of Excess Awarded Compensation (or a portion thereof) is not required only where it determines that recovery would be impracticable solely for one or both of the following reasons and subject to the following procedural and disclosure requirements:

A.The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered, provided the Company has (a) made a reasonable attempt to recover such Excess Awarded Compensation, (b) documented such reasonable attempt(s) to recover and (c) provided that documentation to Nasdaq; or
B.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
7.No Indemnification of Covered Executives
Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, neither the Company nor any of its affiliates shall indemnify any Covered Executive against the loss of any Excess Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executive to fund potential clawback obligations under this Policy.
8.Indemnification of Committee
Any members of the Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.
9.Applicability and Effective Date; Retroactive Application
This Policy shall be effective as of October 2, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by any Covered Executive on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to a Covered Executive prior to the Effective Date.
Each Covered Executive shall be required to execute the acknowledgement in Appendix A of this Policy as soon as practicable after the later of (i) the Effective Date and (ii) the date on which the employee is designated as a Covered Executive; provided, however, that failure to execute such acknowledgement shall have no impact on the enforceability of this Policy.
10.Amendment; Termination; Administration
The Board may amend, modify, supplement, rescind or replace all or any portion of or terminate this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed. Any such amendment, termination or other action shall not be effective if it would (after taking into account any actions taken by the Company contemporaneously with such action) cause the Company to violate the Applicable Rules.
In the event of any conflict or inconsistency between this Policy and any other policies, plans, or other materials of the Company (including any agreement between the Company and any Covered Executive subject to this Policy), this Policy will govern.
This Policy will be enforced and, if applicable, appropriate proxy disclosures and exhibit filings will be made in accordance with the Applicable Rules.
This Policy will be deemed to be automatically updated to incorporate any requirement of law, the SEC, exchange listing standard, rule or regulation applicable to the Company.

11.Other Recoupment Rights; Company Claims
The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company. Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.
12.Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.